CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee[1]

CMT Linked Accrual Notes Due 2016	$5,000,000	$535.00

(1) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $2,652,225.08 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-129243) filed by Morgan Stanley on October 25, 2005 and have been carried forward. The $535.00 fee with respect to the $5,000,000 Notes sold pursuant to this registration statement is offset against those filing fees, and $728,363.02 remains available for future registration fees. No additional fee has been paid with respect to this offering.

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 104 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated September 22, 2006
Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Floating Rate Notes
CMT Linked Accrual Notes due 2016

     For the period from and including the original issue date for the notes to but excluding October 3, 2007, interest on the notes will be payable quarterly at a fixed rate of 8.00% per annum. For the period from and including October 3, 2007 to but excluding the maturity date, interest, if any, will be payable quarterly at a variable rate equal to (a) 8.00% per annum times (b) a fraction, the numerator of which is the number of calendar days in the interest payment period on which 10 year CMT less 2 year CMT is equal to or greater than zero and the denominator of which is the total number of calendar days in the interest payment period.

     Beginning October 3, 2007 and on each January 3, April 3, July 3 and October 3 thereafter, we will have the right to redeem all of these notes and pay to you 100% of the par value of the notes plus any accrued and unpaid interest to but excluding the redemption date. If we decide to redeem the notes, we will give you notice at least five business days before the redemption date specified in the notice.

     We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities –Description of Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.

Principal amount:	$5,000,000	Interest payment dates:	Each January 3, April 3, July 3 and
Maturity date:	October 3, 2016		October 3, beginning January 3,
Settlement date (original			2007; provided that if any such day
issue date):	October 3, 2006		is not a business day, that interest
Interest accrual date:	October 3, 2006		payment will be made on the next
Issue price:	100%		succeeding business day but no
Proceeds to company:	98.25%		adjustment will be made to the
Underwriter’s discounts and			interest payment period or to any
commissions:	1.75%		interest payment made on any
Redemption percentage at			succeeding business day.
redemption date:	100%	Interest payment period:	Quarterly
Redemption dates:	October 3, 2007 and each January	Day count:	Actual/actual
	3, April 3, July 3 and October 3	Book-entry note or
	thereafter.	certificated note:	Book-entry note
Interest rate:	For the period from and including	Senior note or subordinated
	the original issue date to but	note:	Senior note
	excluding October 3, 2007, 8.00%	Calculation agent:	Morgan Stanley Capital Services
	per annum.		Inc.
	For the period from and including	Agent:	Morgan Stanley & Co. Incorporated
	October 3, 2007 to but excluding the	Minimum denomination:	$1,000 and integral multiples thereof
	maturity date, the interest rate shall	Specified currency:	U.S. dollars
	be determined as follows: (x) 8.00%	Business day:	New York
	per annum times (y) N/ACT	CUSIP:	61745EUA7
	(calculated on an actual/actual day	Other provisions:	See below
count basis); where N = the total
number of calendar days in the
applicable interest payment period
on which 10 year CMT less 2 year
CMT is equal to or greater than zero
(“accrual days”) and ACT = the
total number of calendar days in the
applicable interest payment period.

The notes involve risks not associated with an investment in ordinary floating rate notes.

See Risk Factors beginning on Page PS-2

Terms not defined above have the meanings given to such terms in the accompanying prospectus and prospectus supplement.

MORGAN STANLEY

Additional Provisions

10 year CMT

The “CMT Rate” as determined by reference to Bloomberg page “H15T10Y <Index>”, which page shall replace all references to Designated CMT Telerate Pages 7051 and 7052 and with a “Designated CMT Maturity Index” of 10 years; provided that the 10 year CMT for any day from and including the fifth New York banking day prior to the related interest payment date for any interest payment period shall be the 10 year CMT as in effect on the New York banking day immediately preceding such fifth New York banking day prior to such interest payment date.

2 year CMT

The “CMT Rate” as determined by reference to Bloomberg page “H15T2Y <Index>”, which page shall replace all references to Designated CMT Telerate Pages 7051 and 7052 and with a “Designated CMT Maturity Index” of 2 years; provided that the 2 year CMT for any day from and including the fifth New York banking day prior to the related interest payment date for any interest payment period shall be the 2 year CMT as in effect on the New York banking day immediately preceding such fifth New York banking day prior to such interest payment date.

New York banking day	New York banking day means any day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York, New York.

Risk Factors

     The notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

      If 2 year CMT is greater than 10 year CMT during any interest payment period commencing on or after October 3, 2007, so that there are no accrual days within that interest payment period, we will not pay any interest on the notes for that interest payment period and the market value of the notes may decrease.

     It is also possible that 2 year CMT will be greater than 10 year CMT for so many days during any quarterly interest payment period commencing on or after October 3, 2007 that the interest payment for that quarterly interest payment period will be less than the amount that would be paid on an ordinary debt security and may be zero. To the extent that 2 year CMT remains greater than 10 year CMT, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

      The interest payments on the notes and return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

     10 year CMT and 2 year CMT for the last five New York banking days of an interest payment period will be the 10 year CMT or 2 year CMT, as applicable, on the New York banking day immediately prior to those five days.

     Because 10 year CMT and 2 year CMT for the last five New York banking days of an interest payment period will be the 10 year CMT or 2 year CMT, as applicable, on the New York banking day immediately prior to those five days, if 2 year CMT is greater than 10 year CMT on that New York banking day, you will not receive any interest in respect of those five days even if 2 year CMT as actually calculated on any of those days were less than, or equal to, 10 year CMT on the relevant day.

     The notes will not be listed

     The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Morgan Stanley & Co. Incorporated (“MS & Co.”) currently intends to act as a market maker for the notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices

     Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Historical Information

     The following graph sets forth 10 year CMT less 2 year CMT, 10 year CMT and 2 year CMT, each for the period from September 22, 1996 to September 22, 2006. The historical performance of 10 year CMT and 2 year CMT should not be taken as an indication of their future performance. We cannot give you any assurance that 10 year CMT less 2 year CMT will be equal to or greater than zero on any day of any interest payment period commencing on or after October 3, 2007. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

Supplemental Information Concerning Plan of Distribution

     We expect to deliver the notes against payment therefore in New York, New York on October 3, 2006, which will be the seventh scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

United States Federal Income Taxation

     The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.” Under this treatment, U.S. Holders will, regardless of their method of accounting for U.S. federal income tax purposes, be required to accrue original issue discount (“OID”) as interest income on the notes on a constant yield basis in each year that they hold the notes, even if the interest actually paid on the notes is less than such yield. As a result, U.S. Holders will be required to pay taxes annually on the amount of accrued OID, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes, as discussed in the accompanying prospectus supplement. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. We have determined that the “comparable yield” will be a rate of 5.42% per annum compounded quarterly. You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the notes.

     The following table states the amount of OID (without taking into account the actual payment received at maturity) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of actual days per month and 360 days per year), based upon the comparable yield set forth above.

	OID	TOTAL OID DEEMED TO HAVE
	DEEMED TO ACCRUE	ACCRUED FROM ORIGINAL
	DURING CALENDAR	ISSUE DATE (PER NOTE) AS OF
CALENDAR PERIOD	PERIOD (PER NOTE)	END OF CALENDAR PERIOD

Original Issue Date through December 31, 2006	$13.85	$13.85
January 1, 2007 through June 30, 2007	$26.98	$40.83
July 1, 2007 through December 31, 2007	$27.06	$67.89
January 1, 2008 through June 30, 2008	$26.63	$94.52
July 1, 2008 through December 31, 2008	$26.91	$121.42
January 1, 2009 through June 30, 2009	$26.48	$147.90
July 1, 2009 through December 31, 2009	$26.97	$174.87
January 1, 2010 through June 30, 2010	$26.59	$201.46
July 1, 2010 through December 31, 2010	$27.10	$228.56
January 1, 2011 through June 30, 2011	$26.74	$255.30
July 1, 2011 through December 31, 2011	$27.28	$282.58
January 1, 2012 through June 30, 2012	$27.08	$309.66
July 1, 2012 through December 31, 2012	$27.45	$337.11
January 1, 2013 through June 30, 2013	$27.00	$364.11
July 1, 2013 through December 31, 2013	$27.45	$391.56
January 1, 2014 through June 30, 2014	$27.01	$418.57
July 1, 2014 through December 31, 2014	$27.47	$446.05
January 1, 2015 through June 30, 2015	$27.05	$473.09
July 1, 2015 through December 31, 2015	$27.52	$500.61
January 1, 2016 through June 30, 2016	$27.26	$527.87
July 1, 2016 through October 3, 2016	$13.79	$541.66

     Based on our determination of the comparable yield, the “projected payment schedule” with respect to a Note consists of the following payments:

	PROJECTED		PROJECTED
DATE	PAYMENTS	DATE	PAYMENTS
Jan 3, 2007	$20.4447	Jan 3, 2012	$11.8661
Apr 3, 2007	$20.0002	Apr 3, 2012	$11.7166
Jul 3, 2007	$20.2224	Jul 3, 2012	$11.7576
Oct 3, 2007	$20.4447	Oct 3, 2012	$13.7082
Jan 3, 2008	$14.8643	Jan 3, 2013	$13.6930
Apr 3, 2008	$13.7764	Apr 3, 2013	$13.4026
Jul 3, 2008	$13.5619	Jul 3, 2013	$13.5259
Oct 3, 2008	$13.4052	Oct 3, 2013	$13.6569
Jan 3, 2009	$13.1098	Jan 3, 2014	$13.6264
Apr 3, 2009	$12.6017	Apr 3, 2014	$13.2691
Jul 3, 2009	$12.5397	Jul 3, 2014	$13.3095
Oct 3, 2009	$12.5156	Oct 3, 2014	$13.4074
Jan 3, 2010	$12.3731	Jan 3, 2015	$13.3776
Apr 3, 2010	$11.9708	Apr 3, 2015	$13.0360
Jul 3, 2010	$11.9875	Jul 3, 2015	$13.1378
Oct 3, 2010	$12.0888	Oct 3, 2015	$13.2195
Jan 3, 2011	$12.0377	Jan 3, 2016	$13.1256
Apr 3, 2011	$11.7360	Apr 3, 2016	$12.9104
Jul 3, 2011	$11.8415	Jul 3, 2016	$12.8597
Oct 3, 2011	$11.9339	Oct 3, 2016	$12.9104

     The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of “original issue discount” and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

     If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.” Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with a trade or business in the United States. Such non-U.S. investors should consult their own tax advisors regarding the potential tax consequences of an investment in the notes.

     You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

PS-5